Exhibit 99.1

Zeekr Group Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

HANGZHOU, China, March 20, 2025 -- ZEEKR Intelligent Technology Holding Limited ("Zeekr Group" or the "Company") (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Operating Highlights for the Fourth Quarter and Full Year of 2024

•	Total vehicle deliveries were 79,250 units for the fourth quarter of 2024, representing a 99.8% year-over-year increase.

•	Total vehicle deliveries were 222,123 units in 2024, representing an 87.2% year-over-year increase.

Deliveries	FY2024	2024 Q4	2024 Q3	2024 Q2	2024 Q1
	222,123	79,250	55,003	54,811	33,059

Deliveries	FY2023	2023 Q4	2023 Q3	2023 Q2	2023 Q1
	118,685	39,657	36,395	27,399	15,234

Financial Highlights for the Fourth Quarter of 2024

•	Vehicle sales were RMB 19,301.6 million (US$ 2,644.3 million)[1] for the fourth quarter of 2024, representing an increase of 82.2% from the fourth quarter of 2023 and an increase of 34.0% from the third quarter of 2024.

•	Vehicle margin[2] was 17.3% for the fourth quarter of 2024, compared with 15.3% for the fourth quarter of 2023 and 15.7% for the third quarter of 2024.

•	Total revenues were RMB 22,777.8 million (US$3,120.6 million) for the fourth quarter of 2024, representing an increase of 39.2% from the fourth quarter of 2023 and an increase of 24.1% from the third quarter of 2024.

•	Gross profit was RMB 4,316.5million (US$ 591.4 million) for the fourth quarter of 2024, representing an increase of 85.4% from the fourth quarter of 2023 and an increase of 46.7% from the third quarter of 2024.

•	Gross margin was 19.0% for the fourth quarter of 2024, compared with 14.2% for the fourth quarter of 2023 and 16.0% for the third quarter of 2024.

•	Loss from operations was RMB 1,436.1 million (US$ 196.7 million) for the fourth quarter of 2024, representing a decrease of 51.3% from the fourth quarter of 2023 and an increase of 18.1% from the third quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)[3] was RMB 1,352.8 million (US$ 185.3 million) for the fourth quarter of 2024, representing a decrease of 53.6% from the fourth quarter of 2023 and an increase of 15.6% from the third quarter of 2024.

1 All conversions from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at an exchange rate of RMB7.2993 to US$1.00, set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of revenues derived from vehicle sales only.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP

Results” set forth at the end of this announcement.

•	Net loss was RMB 820.6 million (US$ 112.4 million) for the fourth quarter of 2024, representing a decrease of 72.1% from the fourth quarter of 2023 and a decrease of 28.0% from the third quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB737.2 million (US$ 101.0 million) for the fourth quarter of 2024, representing a decrease of 74.6% from the fourth quarter of 2023 and a decrease of 32.5% from the third quarter of 2024.

Key Financial Results for the Fourth Quarter of 2024

(in RMB millions, except for percentages)

	2024 Q4	2024 Q3	2023 Q4	% Change [i]
				YoY		QoQ
Vehicle sales	19,301.6	14,401.3	10,592.6	82.2%		34.0%
Vehicle margin	17.3%	15.7%	15.3%	2.0	pts	1.6	pts

Total revenues	22,777.8	18,358.0	16,357.9	39.2%		24.1%
Gross profit	4,316.5	2,941.8	2,328.3	85.4%		46.7%
Gross margin	19.0%	16.0%	14.2%	4.8	pts	3.0	pts

Loss from operations	(1,436.1)	(1,216.4)	(2,950.1)	(51.3)%		18.1%
Non-GAAP loss from operations	(1,352.8)	(1,169.8)	(2,914.8)	(53.6)%		15.6%

Net loss	(820.6)	(1,139.1)	(2,937.9)	(72.1)%		(28.0)%
Non-GAAP net loss	(737.2)	(1,092.6)	(2,902.6)	(74.6)%		(32.5)%

[i]	Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

Financial Highlights for the Full Year of 2024

•	Vehicle sales were RMB 55,315.3 million (US$7,578.2 million) for the full year of 2024, representing an increase of 63.1% from the prior year.

•	Vehicle margin was 15.6% for the full year of 2024, compared with 15.0% for the prior year.

•	Total revenues were RMB75,912.7 million (US$10,400.0 million) for the full year of 2024, representing an increase of 46.9% from the prior year.

•	Gross profit was RMB12,447.5 million (US$1,705.3 million) for the full year of 2024, representing an increase of 81.7% from the prior year.

•	Gross margin was 16.4% for the full year of 2024, compared with 13.3% for the prior year.

•	Loss from operations was RMB6,460.4 million (US$885.1 million) for the full year of 2024, representing a decrease of 21.0% from the prior year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,383.8 million (US$737.6 million) for the full year of 2024, representing a decrease of 33.1% from the prior year.

•	Net loss was RMB5,790.6 million (US$793.3 million) for the full year of 2024, representing a decrease of 29.9% from the prior year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,714.1 million (US$645.8 million) for the full year of 2024, representing a decrease of 42.0% from the prior year.

Key Financial Results for the Full Year of 2024

(in RMB millions, except for percentages)

	2024	2023	% Change [i]
			YoY
Vehicle sales	55,315.3	33,911.8	63.1%
Vehicle margin	15.6%	15.0%	0.6	pts

Total revenues	75,912.7	51,672.6	46.9%
Gross profit	12,447.5	6,850.5	81.7%
Gross margin	16.4%	13.3%	3.1	pts

Loss from operations	(6,460.4)	(8,178.1)	(21.0)%
Non-GAAP loss from operations	(5,383.8)	(8,042.4)	(33.1)%

Net loss	(5,790.6)	(8,264.2)	(29.9)%
Non-GAAP net loss	(4,714.1)	(8,128.5)	(42.0)%

 i  Except for vehicle margin and gross margin, absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

In January 2025, the Zeekr brand delivered 11,942 vehicles. Following the completion of the Lynk & Co acquisition, Zeekr Group achieved total deliveries of 31,277 vehicles in February 2025. This included 14,039 Zeekr brand vehicles and 17,238 Lynk & Co brand vehicles.

Key Events

In January 2025, the Company made a significant appearance at CES 2025 in Las Vegas, unveiling a series of strategic initiatives and technological advancements in intelligent mobility. The event highlighted the Company’s cutting-edge innovations in smart cockpit technology, autonomous driving, global charging infrastructure, and next-generation mobility solutions, reinforcing the Company’s commitment to redefining the future of sustainable and intelligent transportation.

On February 14, 2025, Zeekr Group announced the closing of the Strategic Integration Transactions with Geely entities that were previously announced on November 14, 2024. Following the completion of such transactions, Lynk & Co has become the Company’s indirect non-wholly-owned subsidiary.

Product Roadmap

The Zeekr brand introduced the Zeekr 007GT in January 2025, an enhanced shooting-brake model derived from the Zeekr Upscale Sedan Model, slated for launch in the second quarter of 2025.

CEO and CFO Comments

"In the fourth quarter, we achieved a historic milestone with our highest delivery volume since inception, delivering 79,250 units—nearly double that of the same period last year,” said Mr. Andy An, Zeekr Group’s chief executive officer. “We also completed the strategic integration of Zeekr and Lynk & Co in just three months, solidifying Zeekr Group as a formidable global force. Looking ahead to 2025, we will continue expanding our product lineup and enhancing competitiveness. By leveraging AI-driven innovation and accelerating our global expansion strategy, we will advance our strategic vision and unlock greater synergies. We remain committed to leading the premium new energy market through scalable growth and robust risk resilience."

Mr. Jing Yuan, Zeekr Group’s chief financial officer, added, "In the fourth quarter of 2024, we drove exceptional results in vehicle deliveries, spurring strong revenue growth. Total revenue for the quarter surged 39.2% year-over-year to RMB22.8billion. Thanks to rigorous cost discipline in supply chain management, economies of scale, and technology-driven cost reduction initiatives, we also continued to enhance profitability, achieving sequential improvement in vehicle margins to 17.3% in the fourth quarter and 15.6% for the full year. As we enter 2025, following the successful strategic integration with Lynk & Co, we will stay focused on accelerating resource integration and unleashing greater synergies to enhance shareholder returns and create sustainable long-term value."

Financial Results for the Fourth Quarter of 2024

Revenues

•	Total revenues were RMB22,777.8 million (US$3,120.6 million) for the fourth quarter of 2024, representing an increase of 39.2% from RMB16,357.9 million for the fourth quarter of 2023 and an increase of 24.1% from RMB18,358.0 million for the third quarter of 2024.

•	Revenues from vehicle sales were RMB19,301.6 million (US$2,644.3 million) for the fourth quarter of 2024, representing an increase of 82.2% from RMB10,592.6 million for the fourth quarter of 2023, and an increase of 34.0% from RMB14,401.3 million for the third quarter of 2024. The year-over-year increase was attributable to the increase in new product delivery volume, partially offset by the lower average selling price due to changes in product mix and pricing strategy between the two quarters. The quarter-over-quarter increase was mainly attributable to the significant increase in deliveries of Zeekr 7X in the fourth quarter of 2024.

•	Revenues from sales of batteries and other components were RMB1,930.8 million (US$264.5 million) for the fourth quarter of 2024, representing a decrease of 52.2% from RMB4,038.1 million for the fourth quarter of 2023 and a decrease of 40.5% from RMB3,245.3 million for the third quarter of 2024. The year-over-year and quarter-over-quarter decrease were mainly due to the decreased sales volume and unit price of battery packs and electric drives.

•	Revenues from research and development service and other services were RMB1,545.4 million (US$211.7 million) for the fourth quarter of 2024, representing a decrease of 10.5% from RMB1,727.2 million for the fourth quarter of 2023 and an increase of 117.2% from RMB711.4 million for the third quarter of 2024. The year-over-year decrease was mainly due to the significant growth in sales of R&D service to our related parts in the fourth quarter of 2023, partially offset by the increased sales of vehicle spare parts in the fourth quarter of 2024. The quarter-over-quarter increase was mainly attributable to the acceptance of a cluster of R&D projects at the end of the year.

•	Cost of Revenues and Gross Margin

•	Cost of revenues was RMB18,461.4 million (US$2,529.2 million) for the fourth quarter of 2024, representing an increase of 31.6% from RMB14,029.6 million for the fourth quarter of 2023 and an increase of 19.8% from RMB15,416.2 million for the third quarter of 2024. The year-over-year increase was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to changes in product mix between the two quarters. The quarter-over-quarter increase was mainly attributable to the increase in vehicle delivery volume, partially offset by procurement savings as the cost of auto parts and materials decreased.

•	Gross profit was RMB4,316.5 million (US$591.4 million) for the fourth quarter of 2024, representing an increase of 85.4% from RMB2,328.3 million for the fourth quarter of 2023 and an increase of 46.7% from RMB2,941.8 million for the third quarter of 2024.

•	Gross margin was 19.0% for the fourth quarter of 2024, compared with 14.2% for the fourth quarter of 2023 and 16.0% for the third quarter of 2024.

•	Vehicle margin was 17.3% for the fourth quarter of 2024, compared with 15.3% for the fourth quarter of 2023 and 15.7% for the third quarter of 2024. The year-over-year increase was primarily attributed to the cost reduction. The quarter-over-quarter increase was mainly due to our continuous cost reduction initiatives.

Operating Expenses

•	Research and development expenses were RMB3,205.3million (US$439.1 million) for the fourth quarter of 2024, representing an increase of 1.4% from RMB3,162.5 million for the fourth quarter of 2023 and an increase of 63.0% from RMB1,966.2 million for the third quarter of 2024. The slight year-over-year increase was in line with our investment strategy in research and development, which was partially offset by lower vehicle technology usage fees. The quarter-over-quarter increase was mainly due to the incremental design and development costs for new products and technologies.

•	Selling, general and administrative expenses were RMB2,816.5 million (US$385.9 million) for the fourth quarter of 2024, representing an increase of 27.6% from RMB2,207.9 million for the fourth quarter of 2023 and an increase of 23.8% from RMB2,274.8 million for the third quarter of 2024. The year-over-year increase and quarter-over-quarter increase were in line with our expansion of offline channels in both China and overseas as well as our marketing activities to launch new models.

•	Loss from Operations

•	Loss from operations was RMB1,436.1 million (US$196.7 million) for the fourth quarter of 2024, representing a decrease of 51.3% from RMB2,950.1 million for the fourth quarter of 2023 and an increase of 18.1% from RMB1,216.4 million for the third quarter of 2024.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses from loss from operations, was RMB1,352.8million (US$185.3 million) for the fourth quarter of 2024, representing a decrease of 53.6% from RMB2,914.8 million for the fourth quarter of 2023 and an increase of 15.6% from RMB1,169.8 million for the third quarter of 2024.

Net Loss and Net Loss Per Share

•	Net loss was RMB820.6 million (US$112.4 million) for the fourth quarter of 2024, representing a decrease of 72.1% from RMB2,937.9 million for the fourth quarter of 2023 and a decrease of 28.0% from RMB1,139.1 million for the third quarter of 2024.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB737.2 million (US$101.0 million) for the fourth quarter of 2024, representing a decrease of 74.6% from RMB2,902.6 million for the fourth quarter of 2023 and a decrease of 32.5% from RMB1,092.6 million for the third quarter of 2024.

•	Net loss attributable to ordinary shareholders of Zeekr was RMB992.8million (US$136.0 million) for the fourth quarter of 2024, representing a decrease of 66.8% from RMB2,986.9 million for the fourth quarter of 2023 and a decrease of 19.0% from RMB1,226.3 million for the third quarter of 2024.

•	Non-GAAP net loss attributable to ordinary shareholders of Zeekr, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB909.4 million (US$124.6 million) for the fourth quarter of 2024, representing a decrease of 69.2% from RMB2,951.6 million for the fourth quarter of 2023 and a decrease of 22.9% from RMB1,179.7 million for the third quarter of 2024.

•	Basic and diluted net loss per share attributed to ordinary shareholders were RMB0.39 (US$0.05) each for the fourth quarter of 2024, compared with RMB1.49 each for the fourth quarter of 2023 and RMB0.48 each for the third quarter of 2024.

•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were both RMB0.36 (US$0.05) each for the fourth quarter of 2024, compared with RMB1.48 each for the fourth quarter of 2023 and RMB0.46 each for the third quarter of 2024.

•	Basic and diluted net loss per American Depositary Share (“ADS[4]”) attributed to ordinary shareholders were RMB3.89 (US$0.53) each for the fourth quarter of 2024, compared with RMB4.80 each for the third quarter of 2024.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were RMB3.56 (US$0.49) each for the fourth quarter of 2024, compared with RMB4.62 each for the third quarter of 2024.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB8,961.7 million (US$1,227.7 million) as of December 31, 2024.

4 Each ADS represents ten ordinary shares.

Financial Results for the Full Year of 2024

Revenues

•	Total revenues were RMB 75,912.7 million (US$10,400.0 million) for the full year of 2024, representing an increase of 46.9% from RMB51,672.6 million for the prior year.

•	Revenues from vehicle sales were RMB55,315.3 million (US$7,578.2 million) for the full year of 2024, representing an increase of 63.1% from RMB33,911.8 million for the prior year. The year-over-year increase was due to the increase in new product delivery volume, partially offset by the lower average selling price due to changes in product mix and pricing strategy between the two years.

•	Revenues from sales of batteries and other components were RMB16,793.8 million (US$2,300.7 million) for the full year of 2024, representing an increase of 14.3% from RMB14,692.6 million for the prior year. The year-over-year increase was mainly due to the higher sales volume of battery packs and electric drives, as well as the growth of overseas battery component sales.

•	Revenues from research and development service and other services were RMB3,803.5 million (US$521.1 million) for the full year of 2024, representing an increase of 24.0% from RMB3,068.2 million for the prior year. The year-over-year increase was mainly due to the increased sales of vehicle spare parts.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB63,465.2 million (US$8,694.7 million) for the full year of 2024, representing an increase of 41.6% from RMB44,822.1 million for the prior year. The year-over-year increase was mainly attributable to the increase in vehicle delivery volume.

•	Gross profit was RMB12,447.5 million (US$1,705.3 million) for the full year of 2024, representing an increase of 81.7% from RMB6,850.5 million for the prior year.

•	Gross margin was 16.4% for the full year of 2024, compared with 13.3% for the prior year. The year-over-year increase was mainly attributable to the increased margins on vehicles.

•	Vehicle margin was 15.6% for the full year of 2024, compared with 15.0% for the prior year. The year-over-year increase was primarily attributed to cost reductions and the impact of lower average selling prices of Zeekr vehicles due to changes in product mix and pricing strategy between the two years.

Operating Expenses

•	Research and development expenses were RMB9,720.2 million (US$1,331.7 million) for the full year of 2024, representing an increase of 16.1% from RMB8,369.2 million for the prior year. The year-over-year growth was primarily driven by non-cash share-based compensation expenses recognized for IPO-conditioned rewards that were cumulatively vested upon the Company’s successful IPO during 2024, as well as increased design and development costs for new products and technologies.

•	Selling, general and administrative expenses were RMB9,647.4 million (US$1,321.7 million) for the full year of 2024, representing an increase of 39.4% from RMB6,920.6 million for the prior year. The year-over-year increase was primarily driven by share-based compensation expenses recognized for IPO-conditioned rewards that were cumulatively vested upon the Company’s successful IPO, as well as increased employee compensation related to our global offline channel expansion.

•	Loss from Operations

•	Loss from operations was RMB6,460.4 million (US$885.1 million) for the full year of 2024, representing a decrease of 21.0% from RMB8,178.1 million for the prior year.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses from loss from operations, was RMB5,383.8 million (US$737.6 million) for the full year of 2024, representing a decrease of 33.1% from RMB8,042.4 million for the prior year.

Net Loss and Net Loss Per Share

•	Net loss was RMB5,790.6 million (US$793.3 million) for the full year of 2024, representing a decrease of 29.9% from RMB8,264.2 million for the prior year.

•	Non-GAAP net loss, which excludes share-based compensation expenses from net loss, was RMB4,714.1 million (US$645.8 million) for the full year of 2024, representing a decrease of 42.0% from RMB8,128.5 million for the prior year.

•	Net loss attributable to ordinary shareholders of Zeekr was RMB6,423.6 million (US$880.0 million) for the full year of 2024, representing a decrease of 23.0% from RMB8,347.0 million for the prior year.

•	Non-GAAP net loss attributable to ordinary shareholders of Zeekr, which excludes share-based compensation expenses from net loss attributable to ordinary shareholders, was RMB5,347.0 million (US$732.5 million) for the full year of 2024, representing a decrease of 34.9% from RMB8,211.3 million for the prior year.

•	Basic and diluted net loss per share attributed to ordinary shareholders were RMB2.73 (US$0.37) each for the full year of 2024, compared with RMB4.17 each for the prior year.

•	Non-GAAP basic and diluted net loss per share attributed to ordinary shareholders were RMB2.27 (US$0.31) each for the full year of 2024, compared with RMB4.11 each for the prior year.

•	Basic and diluted net loss per American Depositary Share (“ADS”) attributed to ordinary shareholders were RMB27.3 (US$3.74) each for the full year of 2024.

•	Non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders were RMB22.72 (US$3.11) each for the full year of 2024.

Conference Call

The Company's management will host an earnings conference call on Thursday, March 20, 2025, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day).

All participants who wish to join the call are requested to complete the online registration using the link provided below. After registration, each participant will receive by email a set of dial-in numbers, a passcode and a unique access PIN to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10197125/fe911aa92e

A live webcast of the conference call will be available on the Company's investor relations website at https://ir.zeekrgroup.com.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group's values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per ordinary share attributed to ordinary shareholders, non-GAAP basic and diluted net loss per ADS attributed to ordinary shareholders, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,260,670	7,782,827	1,066,243
Restricted cash	844,079	1,178,825	161,498
Notes receivable	487,851	1,108,747	151,898
Accounts receivable	1,104,450	1,744,334	238,973
Inventories	5,228,689	4,150,742	568,649
Amounts due from related parties	7,256,861	6,120,107	838,451
Prepayments and other current assets	2,294,508	3,072,003	420,863
Total current assets	20,477,108	25,157,585	3,446,575
Property, plant and equipment, net	2,914,274	3,225,287	441,863
Intangible assets, net	410,912	842,245	115,387
Land use rights, net	51,755	61,832	8,471
Operating lease right-of-use assets	2,443,545	2,142,879	293,573
Deferred tax assets	86,395	339,965	46,575
Long-term investments	459,794	685,911	93,969
Other non-current assets	273,717	215,016	29,455
Total non-current assets	6,640,392	7,513,135	1,029,293
TOTAL ASSETS	27,117,500	32,670,720	4,475,868

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

	As of
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term Borrowings	-	30,300	4,151
Accounts payable	4,104,717	4,072,312	557,904
Notes payable and others	5,504,945	12,990,599	1,779,705
Amounts due to related parties	16,355,902	14,509,628	1,987,811
Income tax payable	108,083	60,856	8,337
Accruals and other current liabilities	6,243,956	8,478,772	1,161,587
Total current liabilities	32,317,603	40,142,467	5,499,495
Long-term borrowings	-	414,180	56,742
Operating lease liabilities, non-current	1,807,159	1,491,486	204,333
Amounts due to related parties, non-current	1,100,000	-	-
Other non-current liabilities	563,001	718,164	98,388
Deferred tax liability	8,337	57,252	7,843
Total non-current liabilities	3,478,497	2,681,082	367,306
TOTAL LIABILITIES	35,796,100	42,823,549	5,866,801

SHAREHOLDERS' EQUITY
Ordinary shares	2,584	3,361	460
Convertible preferred shares	362	-	-
Additional paid-in capital	11,213,798	15,757,089	2,158,712
Treasury stock	-	(186,812)	(25,593)
Accumulated deficits	(20,865,686)	(27,289,256)	(3,738,613)
Accumulated other comprehensive income/(loss)	17,555	(22,919)	(3,140)
Total Zeekr shareholders’ deficit	(9,631,387)	(11,738,537)	(1,608,174)
Non-controlling interest	952,787	1,585,708	217,241
TOTAL SHAREHOLDERS’ DEFICIT	(8,678,600)	(10,152,829)	(1,390,933)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,117,500	32,670,720	4,475,868

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	December 31	September 30	December 31	December 31
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	10,592,647	14,401,309	19,301,639	2,644,314
Sales of batteries and other components	4,038,075	3,245,331	1,930,781	264,516
Research and development service and other services	1,727,203	711,362	1,545,426	211,722
Total revenues	16,357,925	18,358,002	22,777,846	3,120,552
Cost of revenues:
Vehicle sales	(8,974,061)	(12,146,781)	(15,958,509)	(2,186,307)
Sales of batteries and other components	(3,746,895)	(2,808,646)	(1,565,615)	(214,488)
Research and development service and other services	(1,308,642)	(460,775)	(937,244)	(128,402)
Total cost of revenues	(14,029,598)	(15,416,202)	(18,461,368)	(2,529,197)
Gross profit	2,328,327	2,941,800	4,316,478	591,355
Operating expenses:
Research and development expenses	(3,162,517)	(1,966,167)	(3,205,297)	(439,124)
Selling, general and administrative expenses	(2,207,938)	(2,274,751)	(2,816,458)	(385,853)
Other operating income, net	92,041	82,747	269,184	36,878
Total operating expenses	(5,278,414)	(4,158,171)	(5,752,571)	(788,099)
Loss from operations	(2,950,087)	(1,216,371)	(1,436,093)	(196,744)
Interest expense	(35,730)	(8,088)	(27,722)	(3,798)
Interest income	25,767	43,255	65,046	8,911
Investment income	-	-	726,973	99,595
Other income/(expense), net	6,420	54,967	(123,349)	(16,899)
Loss before income tax expense and share of income (loss) in equity method investments	(2,953,630)	(1,126,237)	(795,145)	(108,935)
Share of income (loss) in equity method investments	109,061	81,500	(133,956)	(18,352)
Income tax benefits/(expense)	(93,350)	(94,409)	108,526	14,868
Net loss	(2,937,919)	(1,139,146)	(820,575)	(112,419)
Less: income attributable to non-controlling interest	48,969	87,134	172,206	23,592
Net loss attributable to shareholders of Zeekr	(2,986,888)	(1,226,280)	(992,781)	(136,011)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

(LOSS)/INCOME (CONTINUED)

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	December 31	September 30	December 31	December 31
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(1.49)	(0.48)	(0.39)	(0.05)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,552,901,668	2,552,901,668	2,552,901,668
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	-	(4.80)	(3.89)	(0.53)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	-	255,290,167	255,290,167	255,290,167
Net loss	(2,937,919)	(1,139,146)	(820,575)	(112,419)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	38,684	(75,858)	3,483	477
Comprehensive loss	(2,899,235)	(1,215,004)	(817,092)	(111,942)
Less: comprehensive income/(loss) attributable to non-controlling interest	48,969	87,134	172,206	23,592
Comprehensive loss attributable to shareholders of Zeekr	(2,948,204)	(1,302,138)	(989,298)	(135,534)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	For the Year Ended
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$
Revenues:
Vehicle sales	33,911,762	55,315,306	7,578,166
Sales of batteries and other components	14,692,617	16,793,818	2,300,744
Research and development service and other services	3,068,239	3,803,527	521,081
Total revenues	51,672,618	75,912,651	10,399,991
Cost of revenues:
Vehicle sales	(28,831,552)	(46,665,051)	(6,393,086)
Sales of batteries and other components	(13,808,131)	(14,481,073)	(1,983,899)
Research and development service and other services	(2,182,405)	(2,319,076)	(317,712)
Total cost of revenues	(44,822,088)	(63,465,200)	(8,694,697)
Gross profit	6,850,530	12,447,451	1,705,294
Operating expenses:
Research and development expenses	(8,369,207)	(9,720,213)	(1,331,664)
Selling, general and administrative expenses	(6,920,561)	(9,647,404)	(1,321,689)
Other operating income, net	261,188	459,743	62,985
Total operating expenses	(15,028,580)	(18,907,874)	(2,590,368)
Loss from operations	(8,178,050)	(6,460,423)	(885,074)
Interest expense	(256,081)	(69,906)	(9,577)
Interest income	94,624	171,030	23,430
Investment income		726,973	99,595
Other income/(expense), net	50,587	(105,849)	(14,500)
Loss before income tax expense and share of income (loss) in equity method investments	(8,288,920)	(5,738,175)	(786,126)
Share of income (loss) in equity method investments	86,842	124,278	17,026
Income tax expense	(62,113)	(176,752)	(24,215)
Net loss	(8,264,191)	(5,790,649)	(793,315)
Less: income attributable to non-controlling interest	82,789	632,921	86,710
Net loss attributable to shareholders of Zeekr	(8,346,980)	(6,423,570)	(880,025)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

(LOSS)/INCOME (CONTINUED)

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	For the Year Ended
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$
Net loss per share attributed to ordinary shareholders:
Basic and diluted	(4.17)	(2.73)	(0.37)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,353,015,830	2,353,015,830
Net loss per ADS attributed to ordinary shareholders:
Basic and diluted	-	(27.30)	(3.74)
Weighted average ADS used in calculating net loss per ADS:
Basic and diluted	-	235,301,583	235,301,583
Net loss	(8,264,191)	(5,790,649)	(793,315)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	49,765	(40,474)	(5,545)
Comprehensive loss	(8,214,426)	(5,831,123)	(798,860)
Less: comprehensive income attributable to non-controlling interest	82,789	632,921	86,710
Comprehensive loss attributable to shareholders of Zeekr	(8,297,215)	(6,464,044)	(885,570)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except share/ADS and per share/ADS data and otherwise noted)

	Three Months Ended
	December 31	September 30	December 31	December 31
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(2,950,087)	(1,216,371)	(1,436,093)	(196,744)
Share-based compensation expenses	35,308	46,595	83,334	11,417
Non-GAAP loss from operations	(2,914,779)	(1,169,776)	(1,352,759)	(185,327)
Net loss	(2,937,919)	(1,139,146)	(820,575)	(112,419)
Share-based compensation expenses	35,308	46,595	83,334	11,417
Non-GAAP net loss	(2,902,611)	(1,092,551)	(737,241)	(101,002)
Net loss attributable to ordinary shareholders	(2,986,888)	(1,226,280)	(992,781)	(136,011)
Share-based compensation expenses	35,308	46,595	83,334	11,417
Non-GAAP net loss attributable to ordinary shareholders of Zeekr	(2,951,580)	(1,179,685)	(909,447)	(124,594)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,552,901,668	2,552,901,668	2,552,901,668
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(1.48)	(0.46)	(0.36)	(0.05)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	-	255,290,167	255,290,167	255,290,167
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	-	(4.62)	(3.56)	(0.49)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the Year Ended
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$
Loss from operations	(8,178,050)	(6,460,423)	(885,074)
Share-based compensation expenses	135,649	1,076,584	147,491
Non-GAAP loss from operations	(8,042,401)	(5,383,839)	(737,583)
Net loss	(8,264,191)	(5,790,649)	(793,315)
Share-based compensation expenses	135,649	1,076,584	147,491
Non-GAAP net loss	(8,128,542)	(4,714,065)	(645,824)
Net loss attributable to ordinary shareholders	(8,346,980)	(6,423,570)	(880,025)
Share-based compensation expenses	135,649	1,076,584	147,491
Non-GAAP net loss attributable to ordinary shareholders of Zeekr	(8,211,331)	(5,346,986)	(732,534)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,353,015,830	2,353,015,830
Non-GAAP net loss per ordinary share attributed to ordinary shareholders
Basic and diluted	(4.11)	(2.27)	(0.31)
Weighted average number of ADS used in calculating Non-GAAP net loss per ADS
Basic and diluted	-	235,301,583	235,301,583
Non-GAAP net loss per ADS attributed to ordinary shareholders
Basic and diluted	-	(22.72)	(3.11)